Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

Years ended October 31, 2008 and 2007

Consolidated Balance Sheet
(Expressed in United States dollars)
(See Note 2 - Going Concern)

As at	October 31, 2008	October 31, 2007

Assets
Current assets:
Cash and cash equivalents	$475,235	$244,575
Deposits and other receivables (Note 7)	128,911	84,657
	604,146	329,232

Property and equipment (Note 8)	26,321	-
Patents and trademarks (Note 9)	-	-
Royalty rights (Note 6)	-	-
	630,467	329,232

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Accounts payable and accrued liabilities (Note 10)	942,225	1,861,087

Shareholders' Equity (Deficiency):
Share capital: (Note 11)
Authorized:
2,000,000 special preference shares, redeemable, voting
Unlimited common shares without par value
Issued and outstanding:
82,936,667 common shares ( 2007: 72,946,167)	44,380,134	37,166,397
Contributed surplus (Notes 12)	22,114,421	22,691,336
Deficit accumulated during the development stage	(66,806,313)	(61,389,588)
	(311,758)	(1,531,855)
	$630,467	$329,232

Management Compensation and Related Party Transactions (Note 14)
Commitments (Note 15)
Contingencies (Note 16)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Expressed in United States dollars)

For the period ended October 31, 2008 (with comparative data)

				Period from
				September 3, 1997
	Oct. 31, 2008	Oct. 31, 2007	Oct. 31, 2006	to October 31, 2008

Interest and other income	$11,762	$2,586	$9,930	$564,365

Costs and expenses (income):
Administration	604,203	223,177	268,241	3,566,043
Professional, other fees, and salaries (Note 14)	3,304,771	1,631,309	3,248,588	41,726,299
Research and development (Notes 15)	1,063,508	682,331	368,969	8,871,641
Travel and entertainment	398,474	141,200	195,607	1,972,600
Amortization of property and equipment (Note 8)	5,210	-	-	349,676
Foreign exchange loss (gain)	52,321	135,947	(13,295)	131,801
Amortization of patents and trademarks	-	-		67,596
Operating leases	-	-		109,412
Loss on sale of investment	-	-		54,606
Write-down of investment	-	-		61,020
Write-down of royalty rights (Note 6)	-	-		10,000,000
Write-down of patents and trademarks (Note 9)	-	-		299,820
Interest expense	-	-		75,027
Loss on sale of property and equipment	-	-		65,460
	5,428,487	2,813,964	4,068,110	67,351,001

Loss before income taxes	(5,416,725)	(2,811,378)	(4,058,180)	(66,786,636)

Income taxes (Note 13)	-	-		19,677

Net loss and comprehensive loss for the year	(5,416,725)	(2,811,378)	(4,058,180)	(66,806,313)

Deficit accumulated during the development stage, beginning of year	(61,389,588)	(58,578,210)	(54,520,030)	-
Deficit accumulated during the development stage, end of year	($66,806,313)	($61,389,588)	($58,578,210)	($66,806,313)

Loss per share - basic and diluted	(0.07)	(0.04)	(0.06)	(1.22)

Weighted average number of shares	78,012,115	70,685,153	66,709,353	54,862,300

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Cash Flows
(Expressed in United States dollars)

For the period ended October 31, 2008 (with comparative data)

				Period from
				September 03, 1997
	Oct. 31, 2008	Oct. 31, 2007	Oct. 31, 2006	to October 31, 2008
	(12 mos )	(12 mos )	(12 mos )

Cash flows from operating activities:
Net loss and comprehensive loss for the period	($5,416,725)	($2,811,378)	($4,058,180)	($66,806,313)
Adjustments to reconcile loss for	-	-	-	-
the period to net cash used in operating activities:	-	-	-	-
Amortization of patents and trademarks	-	-	-	67,596
Amortization of property and equipment	5,210	-	-	534,896
Stock option expense	1,041,414	269,216	2,058,560	22,930,411
Loss on sale of investment	-	-	-	54,606
Write down of investment	-	-	-	61,020
Loss on disposal of property and equipment	-	-	-	65,460
Write-down of royalty rights	-	-	-	10,000,000
Write-down of patents and trademarks	-	-	-	299,820
Share compensation expense	-	-	-	7,285,696
Non-cash wages and salaries	-	-	-	34,000
Decrease (increase) in deposits and other receivables	(44,254)	(25,919)	26,834	(120,314)
Increase (decrease) in accounts payable and accrued liabilities	(673,809)	946,724	111,157	1,076,438
Net cash used in operating activities	(5,088,164)	(1,621,357)	(1,861,629)	(24,516,684)

Cash flows from investing activities:
Purchase of property and equipment	(31,531)	-	-	($761,135)
Proceeds on disposal of property and equipment	-	-	-	$134,458
Patents and trademarks	-	-	-	($367,416)
Sale of available-for-sale Investment	-	-	-	$260,641
Royalty rights	-	-	-	($2,000,000)
Net cash used in investing activities	(31,531)	-	-	(2,733,452)

Cash flows from financing activities:
Issue of common shares	5,350,355	1,459,230	1,625,528	27,144,646
Subscriptions received	-	-	-
Net proceeds from shareholder's loan	-	-	-	544,891
Loan proceeds from Avanticorp International Inc.	-	-	-	112,031
Rights issue costs	-	-	-	(76,197)
Net cash provided by financing activities	5,350,355	1,459,230	1,625,528	27,725,371

Increase (decrease) in cash and cash equivalents	230,660	(162,127)	(236,101)	475,235

Cash and cash equivalents, beginning of year	244,575	406,702	642,803	-
				-
Cash and cash equivalents, end of year	$475,235	$244,575	$406,702	$475,235

Supplemental cash flow information:
Interest paid	-	-	-	76,987
Income taxes paid	-	-	-	66,722

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Shareholders' Equity (Deficiency)
(Expressed in United States dollars)

For the period ended October 31, 2008 (with comparative data)
	Number of Shares	Share Capital	Contributed Surplus	Deferred Share Compensation	Deficit Accumulated during Development stage
Micromem share capital, October 31, 1998	3,490,643	$-	$-	$-	$-
Exercise of director’s stock options	490,000	-	-	-	-
Pageant share capital, October 31, 1998	-	1	-	-	-
Net loss for the year	-	-	-	-	(500,992)
Common shares of Pageant, December 4, 1998	-	4,999	-	-	-
Assigned fair value of net assets	32,000,000	549,140	-	-	-
Micromem share capital, September 11, 1999	35,980,643	554,140	-	-	(500,992)

Exercise of common share purchase warrants for cash	120,676	164,053	-	-	-
Private placement of common shares for cash, May 17, 1999	350,000	1,050,000	-	-	-
Shareholder loan forgiven	-	-	544,891	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-
Net loss for the year	-	-	-	-	(5,207,787)
Balance, October 31, 1999	36,551,319	2,068,193	544,891	-	(5,708,779)

Exercise of common share purchase warrants for cash	182,087	274,717	-	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-
Deferred share compensation	-	-	2,711,881	(453,219)	-
Private placement of common shares for cash, February 10, 2000	2,000,000	5,000,000	-	-	-
Common shares issued pursuant to compensation agreements,	901,110	4,206,447
March 15, 2000			-	-	-
Stock options issued to directors/consultants	-	-	9,681,257	-	-
Net loss for the year	-	-	-	-	(16,940,613)
Balance, October 31, 2000	39,734,516	11,849,357	12,938,029	(453,219)	(22,649,392)

Exercise of common share purchase warrants for cash	362,450	554,655	-	-	-
Common shares issued under rights offering November 20, 2000	304,674	1,119,058	-	-	-
Exercise of stock options for cash	800,000	2,400,000	-	-	-
Deferred share compensation	-	-	(453,219)	453,219	-
Stock-based compensation	-	-	34,000	-	-
Exercise of director’s stock options for cash, January 17, 2001	714,686	71,469	-	-	-
Common shares issued pursuant to compensatory stock options,	-	1,581,242	(1,581,242)	-	-
Adjustment-share compensation expenses	-	-	(677,420)	-	-
Common shares issued pursuant to compensation agreement,	11,192	66,461
January 23, 2001			-	-	-
Private placement of common shares for cash, March 21, 2001	2,000,000	4,000,000	-	-	-
Common shares issued under asset purchase agreement to	2,007,831	8,000,000
Estancia Limited, March 14, 2001			-	-	-
Compensation shares due but not issued	-	-	1,431,545	-	-
Stock options issued to directors/consultants	-	-	4,627,752	-	-
Net loss for the year	-	-	-	-	(9,187,377)
Balance, October 31, 2001	45,935,349	29,642,242	16,319,445	-	(31,836,769)

Stock options issued to directors/consultants	-	-	1,832,500	-	-
Shares issued pursuant to compensatory agreement, March 26,	765,588	1,431,545	(1,431,545)
2002				-	-
Net loss for the year	-	-	-	-	(14,565,515)
Balance, October 31, 2002	46,700,937	31,073,787	16,720,400	-	(46,402,284)

Private placement of common shares for cash, August 13, 2003	2,031,250	162,500	-	-	-
Net loss for the year	-	-	-	-	(1,767,965)
Stock options issued to directors/consultants	-	-	318,000	-	-
Balance, October 31, 2003	48,732,187	31,236,287	17,038,400	-	(48,170,249)

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Shareholders' Equity (Deficiency)
(Expressed in United States dollars)

	Number of Shares	Share Capital	Contributed Surplus	Deferred Share Compensation	Deficit Accumulated during Development stage

Balance, October 31, 2003	48,732,187	31,236,287	17,038,400	-	(48,170,249)

Private placement	800,000	73,000	-	-	-
Exercise of common share warrants	3,231,250	264,500	-	-	-
Exercise of options for cash	5,300,000	530,000	-	-	-
Stock options issued to consultant	-	-	1,379,970	-	-
Net loss for the year	-	-	-	-	(2,314,298)
Balance at October 31, 2004	58,063,437	32,103,787	18,418,370	-	(50,484,547)

Exercise of common share purchase warrants for cash	2,431,250	206,500	-	-	-
Private placement of common shares for cash	2,342,334	1,472,500	-	-	-
Exercise of stock options	1,820,000	553,600	-	-	-
Settlement of accounts payable for common shares	62,428	43,700	-	-	-
Stock options issued to consultants/employees	-	-	1,721,742	-	-
Legal expenses relating to private placements	-	(75,000)	-	-	-
Net loss	-	-	-	-	(4,035,483)
Transfer to contributed surplus (restatement)	-	(264,000)	264,000	-	-
Balance at October 31, 2005	64,719,449	34,041,087	20,404,112	-	(54,520,030)

Exercise of stock options	3,550,000	1,064,980	-	-	-
Stock options issued to consultants/employees	-	-	2,058,560	-	-
Private placement of common shares for cash	150,000	75,000	-	-	-
Exercise of common share purchase warrants for cash	771,850	485,548	-	-	-
Net loss	-	-	-	-	(4,058,180)
Transfer to contributed surplus (restatement)	-	1,026,738	(1,026,738)	-	-
Balance at October 31, 2006	69,191,299	36,693,353	21,435,934	-	(58,578,210)

Exercise of stock options	1,700,000	552,000	-	-	-
Transfer from Contributed surplus	-	340,122	(340,122)	-	-
Price adjustment on outstanding warrants	-	(1,326,308)	1,326,308	-	-
Stock options issued to consultants/employees	-	-	86,787	-	-
Stock options issued to Directors	-	-	96,945	-	-
Warrants issued to consultants	-	-	85,484	-	-
Exercise of common share purchase warrants for cash	477,500	191,000	-	-	-
Private placement of common shares for cash	1,577,368	716,230	-	-	-
Net loss	-	-	-	-	(2,811,378)
Balance at October 31, 2007	72,946,167	37,166,397	22,691,336	-	(61,389,588)

Warrants issued to consultants	-	-	23,814	-	-
Private placement of common shares for cash	4,152,296	2,980,031	-	-	-
Exercise of stock options	1,440,000	1,010,500	-	-	-
Exercise of common share purchase warrants for cash	3,671,318	1,493,527	-	-	-
Transfer from contributed surplus for stock options exercised	-	537,494	(537,494)	-	-
Transfer from contributed surplus for warrants exercised	-	1,411,792	(1,411,792)	-	-
Stock options issued to directors/consultants	-	-	1,017,600	-	-
Settlement of accounts payable for common shares	30,000	59,100	-	-	-
Cashless exercise of warrants for common shares (Note 11(g)(ii))	646,886	-	-	-	-
Warrants issued for private placement	-	(330,957)	330,957	-	-
Common share issued for services	50,000	52,250	-	-	-
Net loss	-	-	-	-	(5,416,725)

Balance at October 31, 2008	82,936,667	44,380,134	22,114,421	-	(66,806,313)

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

1. Nature of business:

Micromem Technologies Inc. (“Micromem” or the “Company”) is a corporation incorporated under the laws of the Province of Ontario, Canada. By Articles of Amendment dated January 14, 1999, the Company changed its name from Avanticorp International Inc. to Micromem Technologies Inc. On January 11, 1999, the Company acquired all of the outstanding shares of Pageant Technologies Inc. (“Pageant”), a company subsisting under the laws of Barbados. This acquisition was recorded as a reverse takeover under Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, conforms with United States generally accepted accounting principles (“U.S. GAAP”).

The Company currently operates as a developer of non-volatile magnetic memory technology and has developed magnetic sensor technology applications. The Company has not generated revenue through October 31, 2008 and is devoting substantially all of its efforts to the development of its technologies. Accordingly, for financial reporting purposes, the Company is a development stage enterprise.

2. Going concern:

These consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred substantial losses to date. It will be necessary to raise additional funds for the continuing development, testing and commercial exploitation of its technologies. The sources of these funds have not yet been identified and there can be no certainty that additional funds will be available in the future.

Certain principal conditions and events are prevalent which indicate that there is doubt about the Company’s ability to continue as a going concern for a reasonable period of time. These include:

a.	Recurring operating losses
b.	Shareholders’ deficiency
c.	Working capital deficiency

Management has initiated certain plans which it believes will mitigate and alleviate these conditions and events, including exploring alternative sources of financing, so as to be able to continue its research, development and commercialization efforts.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

The Company continues to pursue its development initiatives in order to develop its technologies for commercial applications and continues to raise financing for operations as outlined in Note 11.

The Company’s ability to continue as a going concern is in doubt and it is dependent upon completing the development of its technologies for specific applications, achieving profitable operations, obtaining additional financing and successfully bringing its technologies to market. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

3. Summary of significant accounting policies:

These consolidated financial statements have been prepared in accordance with Canadian GAAP and are stated in United States dollars. These principles are also in conformity in all material respects with U.S. GAAP (Note 18). The most significant accounting policies are as follows:

a.	Principles of consolidation: These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

	i.	Memtech International Inc., Memtech International (U.S.A.) Inc., Pageant Technologies Inc. and Pageant Technologies (U.S.A.) Inc. all of which are inactive companies.

ii.

On November 10, 2007 the Company incorporated Micromem Applied Sensors Technology, Inc. (“MAST”) as a wholly-owned subsidiary domiciled in Delaware. MAST has the primary responsibility for the further development of the Company’s technologies in conjunction with various potential strategic development partners.

iii.

On October 30, 2008, the Company incorporated 7070179 Canada Inc. as a wholly- owned subsidiary. On October 31, 2008, the Company assigned its rights, title and interests in certain patents which it previously held directly to 7070179 Canada Inc. in exchange for common shares of this subsidiary.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

All intercompany investments, balances and transactions have been eliminated upon consolidation.

b.	Use of estimates:

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Examples of where estimates are used include the computation of stock option expense calculated in accordance with the Black Scholes option-pricing model and in the estimation of accrued liabilities.

c.	Cash and cash equivalents:

Cash and cash equivalents consist of all bank accounts and all highly liquid investments with original maturities of three months or less at the date of purchase.

d.	Property and equipment:

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided on property and equipment on a 30% declining balance basis. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

e.	Patents and trademarks:

Patents and trademarks are reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow.

f.	Research and development expenses:

Research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. The Company has determined that no development costs have met these criteria at the financial reporting date.

g.	Stock-based compensation:

The Company has a stock-based compensation plan, which is described in Note 11. Stock-based compensation is recognized using the fair value method. Under this method, the Black Scholes option-pricing model is used to determine periodic stock option expense. Any compensatory benefit recorded is recognized initially as deferred share compensation in the consolidated statements of shareholders’ equity and then charged against income over the contractual or vesting period.

As stock options are exercised, the Company records a charge to contributed surplus and a credit to share capital. The amount reported in each case is based on the original expense recorded when the related options were granted.

h.	Income taxes:

The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the asset is realized or the liability settled. To the extent that it is estimated that a future income tax asset will not be realized, a valuation allowance is provided.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

i.	Long-lived assets

The Company records the value of the long-term assets acquired at cost. Such rights are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In such circumstances an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flows.

j.	Foreign currency translation:

The functional and reporting currency of the Company is the United States dollar.

The Company’s wholly-owned foreign subsidiaries are integrated foreign operations and, therefore, the Company uses the temporal method whereby monetary assets and liabilities are translated into United States dollars at the rate of exchange in effect at the consolidated balance sheet dates and non-monetary assets and liabilities are translated at historical rates. Income and expenses are translated using the 3 month average rate of exchange per quarter, which rate approximates the rate of exchange prevailing at the transaction dates. Gains or losses resulting from translation are included in the determination of net loss for the period. Translation differences arising on reporting currency adjustments are recorded to equity.

k.	Earnings or loss per share:

Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus common stock equivalents (if dilutive) related to stock options and warrants for each year.

l.	Unit private placements:

The Company has adopted the residual value approach in accounting for the value assigned to the common shares and the warrants which it has made available in a number of Unit private placement financings. In that the Unit private placement price is equal to the common share price at the issue date of the Unit, the Company has assigned 100% of the proceeds to the common shares and a nil value to the attached warrants.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

m.	Warrant repricing:

The Company records a non-cash charge to share capital and an offsetting credit to contributed surplus at the point in time that outstanding common share purchase warrants are repriced. The amount reported is calculated based on the Black Scholes option-pricing model.

n.	Accounting changes

The Company adopted the new recommendations of the CICA Handbook Section 1506, Accounting changes. Under these new recommendations voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and/or relevant information.

These recommendations also require changes in accounting policy to be applied retrospectively unless doing so is impractical, require prior period errors to be corrected retrospectively, require enhanced disclosures about the effect of changes in accounting policies, estimates and errors on the financial statements and require disclosure of new primary sources of GAAP that have been issued but not yet effective.

o.	Capital disclosures

The Company has adopted CICA Handbook Section 1535, Capital Disclosures, which requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such noncompliance.

p.	Financial Instruments

The Company has adopted accounting standards that were issued by the Canadian Institute of Chartered Accountants ("CICA"): Comprehensive Income (Section 1530"), Hedges (Section 3865"), Financial Instruments-Recognition and Measurement ("Section 3855"), Equity ("Section 3251"), and Financial Instruments - Disclosure and Presentation ("Section 3861"). These Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

q.	Comprehensive Income

Section 1530 requires the presentation of comprehensive income, which consists of net income and other comprehensive income ("OCI"). Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. OCI refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

r.	Financial Instruments - Recognition and Measurement and Disclosure and Presentation

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets and financial liabilities, including derivatives, are measured in the balance sheet at fair value, except for loans and receivables, investments held-to maturity and other financial liabilities, which are measured at amortized cost. Measurement in subsequent periods depends on whether the financial instrument had been classified as held-for trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Held-for-trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the assets are removed from the balance sheet. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met in accordance with Section 3865 which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

As a result of the adoption of these standards, the Company classifies cash and cash equivalents as held-for-trading. Held-for-trading financial assets are measured at fair value with unrealized gains and losses recognized in the Consolidated Statement of Operations. Accounts receivable initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method.

The Company classifies derivative instruments, such as foreign exchange forward contracts, as held for-trading unless the instruments meet all the criteria of a hedge. If the criteria is met, then any unrealized gains and losses will be reported in other comprehensive income.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

s.	Financial Instruments – Disclosure

CICA Handbook Section 3862, Financial Instruments – Disclosure, increases the disclosure currently required that will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risk arising from financing instruments, including specified minimum disclosures about liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.

t.	General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.

4. Recent Canadian Accounting Pronouncements not yet adopted:

The CICA has published new accounting standards that will apply to fiscal years beginning on or after January 1, 2008. The Company is currently assessing how the adoption of these new accounting standards will impact its financial statements.

a.	CICA Handbook Section 3031 “Inventories”:

This new section sets forth the requirements for measuring and presenting inventories.

b.	Business combinations

In January 2009, the CICA issued Section 1582, Business Combinations. This section is effective January 1, 2011 and applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period of the Corporation beginning on or after January 1, 2011. Early adoption is permitted. This section replaces Section 1581, Business Combinations and harmonizes the Canadian standards with international financial reporting standards (IFRS). The Company does not anticipate that the adoption of this standard will impact its financial results.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

c.	Goodwill and intangible assets:

In February 2008, the CICA released Section 3064, “Goodwill and Intangible Assets”, in replacement of Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Amendments were made to other CICA Handbook sections for consistency purposes. This new section will apply to financial statements for fiscal years beginning on or after October 1, 2008.

Section 3064 establishes the standards for recognizing, measuring, presenting an disclosing information applicable to goodwill after its initial recognition and to the intangible assets of profit-oriented enterprises. With respect to goodwill, Section 3064 contains the same requirements as former Section 3062.

d.	International Financial Reporting Standards (IFRS):

In February 2008, the Accounting Standards Board ("AcSB") confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April, 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended October 31, 2010, and of the opening balance sheet as at November 1, 2009. The AcSB proposes that CICA Handbook Section, Accounting Changes, paragraph 1506.30, which would require an entity to disclose information relating to a new primary source of GAAP that has been issued but is not yet effective and that the entity has not applied, not be applied with respect to the IFRS Omnibus Exposure Draft. The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather an process the required information.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

5. Capital Management:

The Company’s objectives when managing capital are:

a.	To build liquidity and shareholders’ equity, ensuring the Company’s strategic objectives are met, and

b.	To provide an appropriate return to shareholders.

The Company manages its capital structure within guidelines approved by the Board of Directors. The Company makes adjustments to its capital structure based on changes in economic conditions and the Company’s planned requirements. The Company has the ability to adjust its capital structure by issuing new equity or debt, by selling assets and by making adjustments to its capital expenditure program.

6. Acquisition of royalty rights and remaining interest in technology from Estancia Limited:

On December 9, 2000, the Company and its subsidiary, Pageant, entered into an Asset Purchase Agreement (the “Agreement”) with Estancia Limited (“Estancia”) and Richard Lienau (“Lienau”). Under the terms of the agreement it purchased the remaining 50% interest in the patents which the Company did not own and a 40% gross profit royalty (“Estancia Royalty”), in respect of certain ferromagnetic memory technology known as VEMRAM (previously known as MAGRAM) and covered by U.S. Patent #5,295,097 and the related patent applications (the “Vemram Patents”) described in the Agreement and all rights (the “Technology”) held by Estancia and Lienau under the Joint Ownership and Licensing Agreement dated September 17, 1997 among Estancia, Lienau and Pageant. Under the terms of the Agreement, the Company was required to pay a maximum purchase price of $50,000,000 to Estancia.

During fiscal 2001, the Company paid $2,000,000 in cash and issued 2,007,831 shares, being the equivalent of $8,000,000, on approval by its shareholders in the annual shareholder meeting held on March 14, 2001. The $10,000,000 paid was initially recorded as royalty rights in fiscal 2001 and was written down to nil value in fiscal 2002.

On March 9, 2004, the remaining requirements set out in the Agreement were not met and, in accordance with the terms of the Agreement, the Company’s obligations to pay these amounts terminated. The Company thus had to revert to Estancia:

1.	a 40% interest in the Vemram Patents;

2.	a 32% interest in the gross profit, less expenses agreed to by the parties, for each license of the Vemram Patents sold or otherwise transferred by Pageant; and

3.	A 32% interest of any unit royalties received by Pageant as a result of the license or sale of the Vemram Patents less reasonable expenses directly related to the obtaining of said royalties.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

7. Deposits and other receivables:

	10/31/07	10/31/08
Sales tax recoverable	$47,792	$72,461
Receivable from companies where senior officers and directors of the Company exercise significant influence (Note 14 (c))	34,856	34,459
Prepaid expenses	2,009	21,991
	$84,657	$128,911

8. Property and equipment:

	10/31/07	Additions	10/31/08
Cost:
Computers and equipment	$41,348	$31,531	$72,879
	$41,348	$31,531	$72,879

	10/31/07	Amortization	10/31/08
		Expense
Accumulated amortization:
Computers and equipment	$41,348	$5,210	$46,558
	$41,348	$5,210	$46,558

	10/31/07		10/31/08
Net book value:
Computers and equipment	$-		$26,321
	$-		$26,321

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

9.	Patents and trademarks:

The Company continues to actively pursue, protect and expand its patents and trademarks registered in Canada and in the United States. All current expenditures for patent-related activity have been expensed.

10.	Accounts payable and accrued liabilities

	10/31/07	10/31/08
Compensation to Chairman and to senior officers (Note 14)	$625,732	$416,171
Accounts payable and other accruals	1,235,355	526,054
	$1,861,087	$942,225

Included in accounts payable and accrued liabilities at October 31, 2007 are the following bridge loans:

a.

$100,000 which the Company secured from an arms’ length party on October 17, 2007. The loan bears interest at 3% per month. In November 2007, the loan was settled through the issuance of common shares.

b.

$30,000 which the Company secured from a director in September 2007. There were no specified repayment terms or interest on the loan. In February 2008, this loan was settled through the issuance of common shares.

Included in accounts payable and other accruals are the following amounts due to specific parties:

	10/31/07	10/31/08
a. Professional fees – audit and tax	$74,294	$128,917
b. Professional fees – accounting	-	46,340
c. Professional fees – legal	27,514	111,014
d. Consulting fees – related party (Note 14 (b))	194,347	42,072
e. Consulting fees – engineering	298,739	45,600
f. Termination payments – ex CTO (Note 15 )	-	80,171
	694,894	454,114
All other balances	1,116,193	488,111
	$1,861,087	$942,225

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

11. Share Capital:

a.	Authorized and outstanding:

The Company has two classes of shares as follows:

	i.	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

	ii.	Common shares without par value – an unlimited number authorized. At October 31, 2008 the Company reports 82,936,667 outstanding common shares.

b.	Stock option plan:

The Company has a fixed stock option plan. Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options for up to 15,000,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations. An option’s maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors’ resolution.

A summary of the status of the Company’s fixed stock option plan as at October 31, 2008 and changes during the periods ended on those dates is as follows:

	Options	Weighted Average
	(000)	exercise price
Outstanding, October 31, 2006	11,550.53
Granted	775.50
Expired	(300)	.80
Exercised	(1,700)	.33
Outstanding, October 31, 2007	10,325.55
Granted	2,145	1.39
Expired	(100)	.72
Exercised	(1,440)	.70
Outstanding October 31, 2008	10,930.85

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

Cash proceeds realized during the year ended October 31, 2008 by the Company upon the exercise of a total of 1,440,000 options by officers and directors totaled $1,010,500 (2007: 1,700,000 options exercised for proceeds of $552,000).

The following options have been granted in the 2007 and 2008 fiscal years:

Date	Number	Strike price per share	Term	Recipient(s)
April 2007	350,000.36		5 years	Director
June 2007	150,000 (1)	.70	1 year	Consultants
June 2007	50,000.50		5 years	Employee
October 2007	225,000.60		5 years	Employees/consultants
Total	775,000

March 2008	325,000	1.01	5 years	Directors
March 2008	20,000	1.12	5 years	Consultants
March 2008	350,000 (2)	1.20	5 years	New Director
August 2008	1,400,000 (3)	1.50	5 years	Director, officers, employees
April 2008	50,000	2.31	1 year	Consultants
Total	2,145,000

(1)	In May 2008, the term of these options was extended to November 2008. These options expired unexercised.

(2)

A total of 100,000 of the 350,000 stock options which were issued in March 2008 at a strike price of $1.20 per share vest on a quarterly basis commencing in March 2008. The remaining 250,000 options were fully vested as of the issue date.

(3)

A total of 200,000 of these options vest only when certain performance milestones are achieved by the Company. These milestones were not achieved as of October 31, 2008 and no vesting of these 200,000 has occurred to that date. The remaining 1.2 million options vest on a quarterly basis commencing in August 2008 (Note 16).

The fair value of all options granted was estimated as of the date of grant using the Black Scholes option-pricing model with the following assumptions:

	2008	2007	2006
Expected dividends	-	-	-
Volatility factor	86%-106%	51% - 97%	99%-111%
Risk free interest rate	2%-5%	4.5% – 4.75%	3.25% – 4.5%
Weighted average expected life	5 years	1 to 1.5 years	1.5 years

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

The current stock compensation expense as reflected in the financial statements is summarized as:

Quarter Ending	Expense
January 31, 2006	143,786
April 30, 2006	-
July 31, 2006	-
October 31, 2006	1,914,774

January 31, 2007	-
April 30, 2007	96,945
July 31, 2007	33,914
October 31, 2007	52,873

January 31, 2008	-
April 30, 2008	637,254
July 31 2008	25,229
October 31, 2008	355,117

The following table summarizes information about stock options outstanding as at October 31, 2008:

Options Outstanding					Options exercisable
	Actual exercise price	Number outstanding	Weighted average remaining contractual life (in years)	Weighted Average exercise price	Number Exercisable	Weighted Average exercise price
	$ 0.30	200,000	.75 years	$0.30	200,000	$ 0.30
	0.91	50,000	1.3 years	0.91	50,000	0.91
	0.72	1,950,000	1.0 years	0.72	1,950,000	0.72
	0.65	1,180,000	1.5 years	0.65	1,180,000	0.65
	0.60	300,000	1.0 years	0.60	300,000	0.60
	0.80	4,300,000	2.7 years	0.80	4,300,000	0.80
	0.60	225,000	4.0 years	0.60	225,000	0.60
	1.01	325,000	4.5 years	1.01	325,000	1.01
	1.12	20,000	4.5 years	1.12	20,000	1.12
	.1.20	350,000	4.5 years	1.20	275,000	1.20
	1.50	1,400,000	4.8 years	1.50	1,200,000	1.50
	2.31	50,000	.5 years	2.31	50,000	2.31
	0.63	50,000	2.1 years	0.63	50,000	0.63
	0.36	350,000	3.5 years	0.36	350,000	0.36
	0.70	150,000	.1 years	0.70	150,000	0.70
	0.50	30,000	3.5 years	0.50	30,000	0.50
TOTAL	0.85	10,930,000		0.85	10,655,000	0.85

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

c.	Loss per share

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and they are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

d.	Warrants

Under the residual value accounting policy which the Company has adopted, the Company has allocated the closing trading value of its shares to the common shares. Since the net proceeds received from the issuance of the common shares attached to the First Units equaled the closing trading value at the date authorized by the Board of Directors, the warrants were allocated nil value, as outlined below.

e.	Private Placements

Under the residual value accounting policy which the Company has adopted, the Company has allocated the net proceeds received from Unit private placements to the common shares attached to the Units since the net proceeds equaled the closing trading value of the shares at the date authorized by the Board of Directors. Accordingly, the warrants were allocated nil value.

i.

In October 2007, the Company completed a series of private placement financings with 8 arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received a total of $716,230 subscription proceeds and issued a total of 1,577,368 common shares.

ii.

In 2008 the Company completed a series of private placement financings with arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received proceeds from the issuance of common shares as follows:

	Shares Issued	Proceeds Realized
1st Quarter	1,003,900	$ 493,685
2nd Quarter	2,450,508	1,673,751
3rd Quarter	285,000	368,750
4th Quarter	412,888	443,844

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

Common share purchase warrants were attached to several of the private placements completed during 2008 as follows:

a)	200,000 warrants at a price of $1.17 per warrant issued on July 31, 2008

b)	75,000 warrants at a price of $0.95 per warrant issued on August 26, 2008

c)	262,128 warrants issued at a price of $1.17 per warrant on September 2, 2008

In all cases these warrants expire 12 months after issue date if unexercised.

f.	Bridge Loans:

i.

On September 16, 2007 the Company secured a 30-day bridge loan from an arm’s length investor in the amount of $505,000. The bridge loan was repaid in October 2007. The Company paid a 5% financing fee to arrange the bridge loan and issued 250,000 common share purchase warrants to acquire common shares at a strike price of $0.50 per share. The Company recorded a non-cash expense of $85,484 with respect to these warrants, representing the estimated fair value as of the issue date. The warrants were exercised in September 2008 and the Company issued 250,000 common shares and realized proceeds of $125,000.

ii.

In January 2008 the Company secured a 30-day bridge loan of $200,000 from an arm’s length investor. The interest rate on the bridge loan was 4%. As additional consideration, the Company issued 100,000 common share purchase warrants at a strike price of $0.60 per share. The Company recorded a non-cash expense of $23,814 with respect to these warrants, representing the estimated fair value as of the issue date. The warrants have a one year term and expire in February 2009 if unexercised. The bridge loan was repaid in February 2008.

The fair value of the warrants issued with respect to the bridge loan was estimated using the Black Scholes option-pricing model with the following assumptions:

	9/07	1/08
	Loan	Loan
Expected dividends	-	-
Volatility factor	51% - 97%	51% - 97%
Risk-free interest rate	4.25%	4.25%
Weighted average expected life	1 year	1 year

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

g.	A summary of the outstanding common share purchase warrants as of the Company’s fiscal year-ends and the changes during the periods are as follows:

		Weighted
		average	Proceeds
	Warrants	exercise price	Realized
Issued with respect to 2004-2005 Unit private placements (i)	4,048,818	$0.40
Issued with respect to financial advisory services agreement in 2005 (ii)	800,000	$0.40

Balance outstanding at October 31, 2006	4,848,818	$0.40
Exercised in 2007 (i)	(477,500)	$0.40	$191,000
Expired in 2007 (i)	(150,000)	$0.40	-
Issued in 2007 (iii)	250,000	$0.50
Balance outstanding at October 31, 2007	4,471,318
Exercised in 2008 (i)	(3,421,318)	$0.40	$1,368,527
(ii)	(800,000)	$0.40	nil
(iii)	(250,000)	$0.50	$125,000
Issued with respect to 2008 Unit private placement (iv)	537,128	$1.14
Issued with respect to bridge loan (v)	100,000	$0.50

Balance outstanding at October 31, 2008	637,128	$1.04

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

(i) These warrants were initially issued in 2004-2005 as part of Unit private placement financings which the Company completed at that time. In 2007, the Company ultimately extended the expiry dates of these warrants to June 2008 and revised the strike price in each case to $0.40 per warrant. When these warrants were exercised the original charge recorded to share capital and the offset to contributed surplus reflecting these extensions and price adjustments was then reversed. These charges were calculated in accordance with the Black Scholes option pricing model.

(ii) The Company entered into a financial advisory services agreement in June 2005 and issued 800,000 common share purchase warrants as consideration. The strike price of the warrants was ultimately established as $0.40 per warrant with an expiry date of June 2008. The agreement provided for the cashless exercise of these warrants. In May 2008 these warrants were exercised. The price of the Company’s common shares upon the date of exercise was $2.09 per share and the Company issued 646,886 common shares for nil proceeds to discharge the 800,000 warrants exercised.

(iii) These warrants were issued in connection with the bridge loan financing described above in Note 11(f)(i). When these warrants were exercised the charge originally recorded to contributed surplus was reversed to share capital.

(iv) As outlined above in Note 11(e)(ii).

(v) As outlined above in Note 11(f)(ii).

h.	Settlement of Accounts Payable:

In June 2008 the Company settled certain accounts payable outstanding with an arm’s length research contractor. It provided cash consideration of $125,000 and 30,000 common shares valued at $59,100 to fully settle the balance due to the contractor.

i.	Shares Issued Under Service Contract (Note 15)

In September 2008 the Company entered into a 12 month contract with an arm’s length contractor. Under the terms of the contract the Company pays a monthly cash amount of $13,500. As additional consideration the Company has agreed to issue 25,000 common shares per month for a total of 300,000 common shares over the term of the contract. At October 31, 2008 the Company has issued 50,000 common shares under the contract and has recorded a non-cash expense and credit to share capital of $52,250 reflecting the market price of the shares at the issue dates.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

12. Contributed Surplus:

Balance at October 31, 2006 as previously reported	$22,462,672
Reclassification to share capital relating to exercise of stock options (i)	(1,026,738)
Balance at October 31, 2006 as revised	$21,435,934
Stock compensation expense relating to stock options issued	183,732
Stock options exercised	(340,122)
Common share purchase warrants issued	85,484
Charge relating to repricing of warrants (ii)	1,326,308
Balance at October 31, 2007	$22,691,336
Stock compensation expense relating to stock options issued	1,017,600
Stock options exercised	(537,494)
Common share purchase warrants issued	354,771
Common share purchase warrants exercised	(1,411,792)
Balance at October 31, 2008	$22,114,421

(i)	The Company has restated $1,025,738 from contributed surplus to share capital as of October 31, 2006 representing the fair value of the stock options exercised in 2005-2006.

(ii)	The Company recorded this charge to contributed surplus with an offset to share capital reflecting the repricing of the warrants relating to the 2004-2005 Unit private placements described above.

The Company has calculated the charges to contributed surplus as presented above using the Black Scholes option pricing model.

The components of contributed surplus as reported at October 31, 2008 include:

	2007	2008
a. Amount relating to loan forgiveness at inception of the Company	$544,891	$544,891
b. Stock options compensation related	20,734,653	21,214,759
c. Common share purchase warrants	1,411,792	354,771
	$22,691,336	$22,114,421

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

13. Income Taxes:

a.

The Company has non-capital losses of approximately $9,866,000 available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of October 31, 2008 the tax losses expire as follows:

	Canada	Other Foreign	Total
2009	690,000	-	690,000
2010	1,077,000	-	1,077,000
2011	847,000	183,000	1,030,000
2012	2,666,000	-	2,666,000
2013	1,995,000	-	1,995,000
2014	2,090,000	-	2,090,000
2015	4,000	-	4,000
2023	-	73,000	73,000
2024	-	173,000	173,000
2025	-	20,000	20,000
2028	-	48,000	48,000
	$9,369,000	$497,000	$9,866,000

b.

Future income taxes reflect the net tax effect of temporary differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets and liabilities are as follows:

	10/31/08	10/31/07	10/31/06
Unused non-capital losses	$ 3,255,780	$4,375,299	$4,109,291
Valuation allowance	(3,255,780)	(4,375,299)	(4,109,291)
	$ -	$ -	$ -

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

c.	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	10/31/08	10/31/07	10/31/06
Consolidated accounting loss before income taxes	(5,416,725)	(2,811,378)	(4,058,150)
Add non-deductible items	1,067,414	440,463	2,098,500
Loss for tax purposes	(4,349,311)	(2,370,915)	(1,959,680)
Statutory rates	33%	36%	36%
Expected tax recovery	1,435,273	853,529	705,484
Tax benefit not recognized	(1,435,273)	(853,529)	(705,484)
	-	-	-

14. Management compensation and related party transactions:

(a)	Chairman:

On May 29, 2005, the Company entered into a new employment agreement with the Chairman for a period from January 1, 2005 through September 30, 2009. Under the terms of the agreement, the Chairman has been retained to provide certain management services to the Company. The Company has agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 Canadian funds ($125,000 U.S. funds at October 31, 2008 exchange rates). At the Company’s option it can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that it can issue under the agreement is 2 million common shares. The Company determined that the compensation expense in fiscal 2008 was $501,278 Canadian funds ($416,171 U.S. funds at current exchange rates) under this agreement (2007: $292,542 Canadian funds or $309,232 U.S. funds).

The total compensation paid to the Chairman during the year is summarized as follows:

	Cash Compensation	Stock Option Expense
2008	$416,171	$-
2007	309,232	-
2006	133,600	416,250

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

b.	Management and consulting fees:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the fiscal years ending October 31, 2006 - 2008 is as follows:

	Cash Compensation	Stock Option Expense
2008	$825,748	$637,835
2007	$563,000	$105,000
2006	$611,000	$1,165,000

The above-noted compensation has been included in the Consolidated Statement of Operations, Comprehensive Loss and Deficit under the caption Professional, Other fees and Salaries, which total amount reported includes:

	2008	2007	2006
Professional and other fees	$2,021,786	$1,250,984	$1,017,859
Salaries and wages	241,571	111,109	172,169
Stock compensation expense	1,041,414	269,216	2,058,560
	$3,304,771	$1,631,309	$3,248,588

c.	Cost sharing agreements:

In the normal course of business, the Company has entered into cost sharing arrangements with companies where certain senior officers and directors exercise significant influence. These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses.

The net expenses reported by the Company in these expense categories are summarized as follows:

	Rent	Salaries	Other	Total
2008	$30,000	$242,000	$1,000	$273,000
2007	20,000	121,000	3,000	147,000
2006	1,000	154,000	3,000	158,000

In 2008 the gross amount of these expenses was $447,000 and the Company rebilled $174,000 of these costs to these related companies. At October 31, 2008 the Company reports $116,000 of balances due from such parties for these expenses and has reserved $82,000 due to uncertainty of collection.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

15. Commitments:

a.	License Agreement:

In June 2005, the Company signed a license agreement (“the License Agreement”) with the U of T and the Ontario Centres of Excellence (including MMO and CITO) (collectively “OCE”) whereby:

OCE released the Company and the University from the commercialization obligations set forth in all prior research collaboration agreements.

The Company acquired exclusive worldwide rights to the technology and patent rights related to the MRAM technology developed at the UofT.

The Company has agreed to royalties and payments under the terms of the License Agreement as follows:

In consideration for the rights and licenses granted, the Company shall pay to the UofT:

	i.	4% of net sales until such time as the UofT has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CDN$500,000);

	ii.	1% of net sales thereafter.

If the Company sublicenses any rights granted herein to any non-affiliate:

i.

in combination or association with the Company’s intellectual property, the UofT shall receive 10% of any net fees and/or net royalties that shall be received by the Company in respect of any licenses involving both the rights granted and such Micromem intellectual property;

ii.

For all other sublicenses of the rights granted to any non-affiliate, the UofT shall receive 20% of any net fees and/or net royalties that may be received by the Company in respect of such sublicenses.

	iii.	Net fees and/or net royalties shall be received from the Company until such time as the UofT has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CDN$500,000); thereafter the Company shall pay half of the amounts as otherwise noted above.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

At any point after which the Company has paid the UofT five hundred thousand Canadian dollars (CDN$500,000), the Company may at its option buy out the obligation to pay royalties under the License Agreement by paying to the UofT a single lump sum payment equaling the greater of five hundred thousand Canadian dollars (CDN$500,000) and an amount equal to the total amount of royalties paid by the Company to the UofT in the preceding twenty-four months. The Company shall be entitled to exercise such option by providing written notice to the UofT along with the required payment, after which time the Company’s obligation to pay royalties as otherwise calculated shall be waived by the UofT.

As a condition to entering the License Agreement the Company agreed to a research agreement with a funding commitment of five hundred thousand Canadian dollars (CDN $500,000), to continue the further research and development of the inventions and the Company’s intellectual property. In August 2005, the Company made an initial payment of CDN $250,000 (approximately $200,000 U.S. funds at the then prevailing exchange rates) and, in November 2005, the Company made the second payment of CDN $250,000 (approximately $200,000 U.S. funds at the then prevailing exchange rates) under the terms of this research agreement.

b.	Operating Leases:

The Company has operating lease commitments which expire in 2010 in respect of its head office. The future minimum annual lease payments are approximately as follows:

2009-2010 (annually)	$113,000

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

c.	Employment and Consulting Contracts:

The Company has entered into an employment agreement with the Chairman through September 30, 2009 as outlined in Note 14 (a) which stipulates an annual minimum obligation of $150,000 Canadian funds ($125,000 U.S. at current exchange rates). The Company reported $416,171 of costs with respect to this employment agreement in 2008.

In May 2008, the Company entered into employment agreements with the President, the Chief Financial Officer and the President of the company’s subsidiary, MAST. These agreements stipulate obligations as below:

Individual	Term	Annual Obligation
President	24 months	$160,000 Canadian Funds
Chief Financial Officer	24 months	$150,000 Canadian Funds
President – MAST	36 months	$180,000

d.	Short term contracts:

The Company has entered into short-term consulting contracts as follows:

	a.	A U.S.-based engineering consulting firm whereby it has committed to monthly payments of approximately $46,000; this contract expires in December 2008 (Note 20).

b.

A U.S.-based design/consulting firm (whose major shareholder is a director of the Company) whereby it has committed to monthly payments of approximately $38,000; this contract expires in December 2008 (Note 20).

c.

In September 2008 the Company entered into a 12 month contract with an arm’s length contractor. Under the terms of the contract the Company pays a monthly cash amount of $13,500. As additional consideration the Company has agreed to issue 25,000 common shares per month for a total of 300,000 common shares on the term of the contract. At October 31, 2008 the Company has issued 50,000 common shares under the contract and has recorded a non-cash expense and credit to share capital of $52,250 reflecting the market price of the shares of the issue dates.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

e.	Supplier Commitments:

In 2008, the Company entered into an agreement with a supplier which provides industrial foundry services whereby the Company has committed to pay up to $1 million for production services to be provided through April 2009. At October 31, 2008 the Company paid $400,000 under the terms of this supply agreement, and an additional $200,000 was paid in November 2008.

f.	CTO Contract:

In January 2005, the Company entered into a consulting contract with an arm’s length individual for her services as Chief Technology Officer (“CTO”) of the Company. The agreement extended for 2 years with a cancellation clause which could be executed by the Company at any time with 4 months notice provided. The base remuneration stipulated in the contract was $260,000 per year.

In October 2006, the Company extended the consulting contract commencing in January 2007 on the same terms, conditions and cancellation clauses. In November 2007, the Company served 4 months notice to terminate the contract effective March 2008.

In February 2008, the former CTO filed a complaint, through counsel, with the Department of Labor, Occupational Health and Safety Administration ("OSHA"), alleging discriminatory employment practices in violation of Section 806 of the Sarbanes Oxley Act of 2002. The Company denied the allegations. The Company submitted position statements in defense of the allegations in May and July of 2008. In August 2008, OSHA ruled in the Company's favor and dismissed the CTO's complaint as without foundation. The CTO appealed OSHA's ruling in August 2008. In November 2008, the former CTO retracted her allegations. OSHA has since dismissed the matter with prejudice to the CTO.

Upon the CTO's retraction and OSHA's dismissal of the matter, the Company paid a total of $80,166 which consisted of $54,962 made payable to the CTO and constituting funds due to the CTO under the original notice terms of her contract, and $25,204 for fees and costs.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

16. Contingencies:

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

As outlined in Note 6, certain interests under the Agreement with Estancia reverted to Estancia on March 9, 2004. On this basis, to the extent that future revenues are generated by the Company relating directly and specifically to the Vemram Patents, the Company is obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses.

The Company has issued 200,000 common stock options to a director which will vest once the Company has realized certain performance milestones. At October 31, 2008, these milestones have not been achieved and none of these options have vested (Note 11 (b)).

17. Financial instruments:

a.	Fair values

The fair values for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

b.	Foreign currency balances

The consolidated financial statements include balances/transactions that are denominated in Canadian dollars as follows:

	10/31/08	10/31/07
Assets	$289,000	$303,000
Liabilities	829,000	1,051,000
Expenses	2,111,000	1,156,000

18. Reconciliation between Canadian GAAP and U.S. GAAP:

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, conform in all material respects with U.S. GAAP except for the allocation of proceeds received using the relative fair value method of accounting for Unit private placements.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

a.	Research and development expenditures

Under U.S. GAAP all research and development expenditures are expensed as incurred. In that the Company has not deferred any research and development expenditures it is in compliance with U.S. GAAP.

b.	Valuation of Unit private placements

The Company has adopted the residual value approach in accounting for the value assigned to the common shares and the warrants which it has made available in a number of private placement financings. Under U.S. GAAP, using standards which are analogous, the valuation of the shares and warrants would be determined using the relative fair value approach. There is no change in aggregate shareholders’ equity.

A reconciliation of these valuation approaches with respect to the applicable Unit private placement financings completed by the Company is as follows:

	2004	2005	2008
	financings	financings	financings
Residual value:
Financing raised	$617,000	$855,500	$563,840
Value assigned to common shares	$617,000	$855,500	$563,840
Value assigned to attached warrants	-	-	-

Relative value:
Value assigned to common shares	$509,000	$705,000	$359,146
Value assigned to attached warrants	$108,000	$150,500	$204,694
	$617,000	$855,500	$563,840

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

A summary of the difference between Canadian and U.S. GAAP in reporting shareholders’ equity under these valuation approaches is as follows:

As at October 31, 2007	Share	Contributed
	Capital	Surplus
As reported using residual valuation under Canadian GAAP at October 31, 2007	$37,166,397	$22,691,336

Adjustment required under relative value under U.S. GAAP	(258,500)	258,500
Restated to U.S. GAAP at October 31, 2007	$36,907,897	$22,949,836

As at October 31, 2008	Share	Contributed
	Capital	Surplus
As reported using residual valuation under Canadian GAAP at October 31, 2008	$44,380,134	$22,114,421

Adjustment required under relative value under U.S. GAAP	(204,694)	204,694
Restated to U.S. GAAP at October 31, 2008	$44,175,440	$22,319,115

c.	U.S. Accounting Policies

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133" ("FAS 161"). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The guidance in FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently assessing the impact of FAS 161.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Company does not expect SFAS 162 to have a material effect on its consolidated financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 163 ("SFAS 163"), "Accounting for Financial Guarantee Insurance Contracts - an interpretation of FASB Statement No. 60." SFAS 163 prescribes accounting for insurers of financial obligations, bringing consistency to recognizing and recording premiums and to loss recognition. SFAS 163 also requires expanded disclosures about financial guarantee insurance contracts. Except for some disclosures, SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of SFAS 163 will not have an impact on the results of operations or financial position of the Company.

19. Segmented Information:

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary memory and sensor application. There is one market segment being the North American market for such technology.

20. Subsequent Events:

The following subsequent events are noted:

a.

Between November 2008 and February 2009 the Company completed a series of private placement financings with arm’s length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company secured a total of $794,465 as subscription proceeds and issued a total of 1,489,899 common shares.

b.	Officers and directors exercised 32,801 common stock options and the Company realized $24,416 of proceeds.

c.	The Company extended the contracts referred to in Note 15(d)(a) and Note 15(d)(b) on a month to month basis on similar payment terms.

d.

The matter disclosed in Note 15(f) pertaining to previous allegations of the Company’s former CTO were resolved in November 2008 when the former CTO retracted her allegations and the matter was dismissed by OSHA with prejudice to the CTO.